News Release

B2Gold Corp. Announces Repayment of its $259 Million Convertible Senior Subordinated Notes;
New Executive Appointed

Vancouver, October 2, 2018 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce that, as planned, the Company has repaid in full its $259 million aggregate principal amount of convertible senior subordinated notes (the “Notes”) (plus accrued interest) which matured on October 1, 2018. The Notes were issued by B2Gold in August 2013 pursuant to a note purchase agreement and an indenture, each dated as of August 23, 2013. The repayment of all outstanding principal and accrued interest under the Notes amounted to approximately $263 million, which B2Gold funded using existing cash on hand and a portion of its $500 million revolving credit facility (the “RCF”). Upon completion of repayment of the Notes, the Company had an outstanding balance of $400 million under the RCF, and a remaining undrawn capacity of $100 million. All dollar figures are in United States dollars unless otherwise indicated.

Repayment of the convertible notes reflects the ongoing second phase of B2Gold’s strategy to fund construction of the Fekola Mine (“Fekola”) in Mali without using equity financing. The Company funded construction of Fekola using a combination of operating cashflows from existing mines, debt facilities and prepaid gold contract sales. Following the successful achievement of commercial production at Fekola in late 2017, the Company has been reducing its total debt outstanding throughout the course of 2018. The Company started 2018 with total debt outstanding of approximately $700 million (comprised of the drawn portion of the RCF, convertible notes and equipment loans and leases). The Company expects to have reduced its total debt outstanding to approximately $500 million by December 31, 2018, a reduction of $200 million for the year. The company plans to continue to reduce debt in 2019.

For additional information relating to the Notes and the RCF, please see B2Gold’s press releases dated August 23, 2013 and July 18, 2017, respectively, as well as B2Gold’s Annual Information Form dated March 23, 2018 for the year ended December 31, 2017.

B2Gold Announces Appointment of Dana Rogers as Vice President, Finance

B2Gold Corp. is pleased to announce the appointment of Dana Rogers as Vice President, Finance effective October 1, 2018.

Ms. Rogers joined B2Gold in January 2014 as Corporate Controller and was promoted to Director of Finance in 2017. Prior to joining the Company Ms. Rogers worked for several other public mining companies. She started her career as an Associate at PricewaterhouseCoopers. Over her 15-year career she has worked in audit, finance and treasury for companies in Africa, Brazil, Mexico, Canada, USA, and the United Kingdom, in addition to the countries where B2Gold currently has operations.

Ms. Rogers holds a Bachelor of Commerce (with Honours) from the University of British Columbia and is a Chartered Accountant and member of the Institute of Chartered Accountants of British Columbia.

"We are very pleased to appoint Dana as Vice President of Finance," commented Clive Johnson, President & CEO of B2Gold. "With her understanding of the mining industry and impressive experience in financial reporting and complex accounting transactions, Dana will continue her growth as an important member of the B2Gold family.”

Upcoming News Releases

Throughout the remainder of 2018 B2Gold plans to make several important announcements including:

•

The results of an expansion study for El Limon Mine based on a positive initial open-pit Inferred Mineral Resource at the Central zone located near the El Limon mill facility (see press release dated 02/23/18)

•	Third quarter and year-to-date production and revenue results
•

A new mineral resource for the Fekola Mine deposit based on a successful drill program which has extended and infilled the mineral resources immediately north of the Fekola reserve pit boundary (Fekola North Extension – see press release dated 06/28/18)

•	Third quarter and year-to date earnings in early November 2018

B2Gold is also conducting engineering and technical studies to ascertain the potential of expanding the Fekola Mine and mill. Internal results of the expansion study will be available by the end of 2018 followed by a public announcement expected in the first quarter of 2019.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is the world’s new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines, and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland. With the first full year of production from the large, new Fekola Mine, B2Gold is achieving transformational growth in 2018. Consolidated gold production is forecast to be between 920,000 and 960,000 ounces, representing an increase in annual consolidated gold production of approximately 300,000 ounces in 2018 versus 2017. Based on current assumptions, in 2018, consolidated cash operating costs are projected to be between $505 and $550 per ounce, and consolidated all-in sustaining costs are projected to be between $780 and $830 per ounce.

ON BEHALF OF B2GOLD CORP.
“Clive T. Johnson”
President & Chief Executive Officer

For more information on B2Gold please visit our website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production guidance presented in this news release reflects the total production at the mines B2Gold operates on a 100% basis. Please see in conjunction our Annual Information Form, dated March 23, 2018, our Management Discussion & Analysis dated August 7, 2018, and our news release dated August 14, 2018 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: production forecasts; and other statements regarding future or estimated financial and operational performance events, including projected cash operating costs and all-in sustaining costs; and including, without limitation: the amount of B2Gold's debt that is outstanding by December 31, 2018, the amount such represents in total debt reduction, and the plan of B2Gold to continue to reduce debt in 2019; anticipated announcements of B2Gold and the timing thereof; and engineering and technical studies of B2Gold to ascertain the potential of expanding the Fekola Mine and mill, and the timing of results thereof. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the volatility of metal prices and B2Gold’s common shares; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; the current ongoing instability in Nicaragua; environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements. B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” (or “AISC”). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s Management Discussion & Analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates certain measures and a reconciliation of certain measures to IFRS terms.